UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-021145
CUSIP NUMBER 29257R208

(Check One):           ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K    ☒  Form 10-Q     ☐  Form 10-D     ☐  Form N-SAR     ☐ Form N-CSR

For Period Ended:  March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION

Encorium Group, Inc.
Full Name of Registrant

Former Name if Applicable

Keilaranta 10
Address of Principal Executive Office (Street and Number)

FI-02150 Espoo, Finland
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Please see attached Exhibit A in response to this Part III.

PART IV — OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Kai Lindevall	+358 20 7518200
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☐  Yes   ☒  No

    The Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  x  Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached Exhibit B in response to this Part IV.

Encorium Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2011	By	/s/ Kai Lindevall
		Name:	Kai Lindevall
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

Encorium Group, Inc. (the “Company”) could not file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended March 31, 2011 within the prescribed period without unreasonable effort and expense because during the fiscal quarter ended March 31, 2011, the Company’s management devoted considerable time and resources to the preparation of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 and Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2010.  Management’s efforts related to the preparation of these filings have required a significant amount of management time and other Company resources that normally would be devoted to the preparation of the Form 10-Q and related matters during this period of time.  For the reasons stated above, the Company’s unaudited condensed consolidated financial statements for the fiscal quarter ended March 31, 2011 remain subject to review and further analysis at this time.

The Company anticipates that the report of the independent registered public accounting firm on the Company’s consolidated financial statements for the fiscal year ended December 31, 2010 that will be included in the Form 10-K is likely to contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern.

4

EXHIBIT B

The Company has not completed its analysis of the expected changes in results of operations for the fiscal quarter ended March 31, 2011 as compared to the corresponding period ended March 31, 2010 and is unable to provide a narrative and quantitative explanation of these changes at this time.